



Casa de Chocolates Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $200,000

Offering End Date: June 26, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Casa de Chocolates Inc

Founded: June 28, 2011

Address: 2629 Ashby Ave
                   Berkeley, CA 94705

Industry: Chocolate Manufacturing

Employees: 9

Website: https://casadechocolates.com/

Use of Funds Allocation:

If the maximum raise is met:

$188,000 (94.00%) – of the proceeds will go towards working capital- new location buildout and equipment

$12,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,786 Followers





Business Metrics:

	FY23	FY24	YTD 4/30/2025
Total Assets	$90,413	$157,429	$96,893
Cash & Cash Equivalents	$56,301	$111,256	$30,178
Accounts Receivable	$0	$0	$0
Short-term Debt	$5,382	$16,477	$14,643
Long-term Debt	$16,000	$96,566	$91,590
Revenue	$853,812	$871,062	$277,551
Cost of Goods Sold	$207,931	$209,084	$69,453
Taxes	$0	$0	$0
Net Income	$30,171	-$24,745	-$53,727

Recognition:

Casa de Chocolates Inc (DBA Casa de Chocolates) aims to create a new production space and retail storefront that will improve efficiency and production capacity while maintaining the essence of a small batch confectionery. With a loyal customer base and over 10 years of community trust, they are positioned to significantly scale both revenue and impact.

About:

Casa de Chocolates Inc (DBA Casa de Chocolates) is a small family-run chocolateria that is on a mission to uplift cacao's indigenous roots. Using local, organic, and ethically sourced ingredients, they make one-of-a-kind renowned artisanal chocolates that celebrate Latin America's rich flavor diversity.

For more information, contact our Customer Support Team at support@thesmbx.com

